Exhibit 99.1

voxeljet AG Reports Financial Results for the Fourth Quarter and Full Year Ended December 31, 2016

Friedberg, Germany, March 30, 2017 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the fourth quarter and full year ended December 31, 2016.

Highlights

•	Total revenues for the full year decreased 7.2% to kEUR 22,338 from kEUR 24,064
•	Total revenues for the fourth quarter decreased 24.2% to kEUR 6,275 from kEUR 8,281
•	Systems revenues for the fourth quarter decreased 19.7% to kEUR 3,934 from kEUR 4,902
•	Services revenues for the fourth quarter decreased 30.7% to kEUR 2,341 from kEUR 3,379
•	First quarter ended March 31, 2017 revenue guidance of between kEUR 4,250 and kEUR 4,750

•                  Reaffirm full year 2017 guidance

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented, “We concluded a challenging but nonetheless successful transition year 2016. By expanding our global footprint and by further improving our internal processes, we have successfully laid the foundation for future profitable growth. We are proud to say our US operations reached a significant milestone in becoming profitable measured on net profit in the last quarter of 2016.  In doing so, it will serve as the benchmark for our operations in the UK, India and China. We continue to strongly execute on our Strategy 2020 and are excited about the growing number of opportunities around the world.”

Fourth Quarter 2016 Results

Revenues for the fourth quarter of 2016 decreased by 24.2% to kEUR 6,275 compared to kEUR 8,281 in the fourth quarter of 2015.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, decreased 19.7% to kEUR 3,934 in the fourth quarter of 2016 from kEUR 4,902 in last year’s fourth quarter. The Company delivered six new printers in the fourth quarter of 2016, compared to six new and three used printers delivered in last year’s fourth quarter. Systems revenues also include all revenues from consumables, spare parts and maintenance. Systems revenues represented 62.7% of total revenues in the fourth quarter of 2016 compared to 59.2% in last year’s fourth quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, decreased 30.7%, to kEUR 2,341 in the fourth quarter of 2016 from kEUR 3,379 in the comparative period of 2015. This was mainly due to lower revenue contribution from our subsidiary voxeljet UK Ltd. (“voxeljet UK”), which was restructured in the fourth quarter of 2015. The revenue contribution of voxeljet UK was kEUR 154 compared to kEUR 1,337 in last year’s fourth quarter. Moreover, due to lower market demand revenue contribution from the German operation (the German entity) for the fourth quarter of 2016 decreased by kEUR 456 compared to last year’s same period. This was partially offset by a higher revenue contribution amounting to kEUR 750 from our subsidiary voxeljet America Inc. (“voxeljet America”).

Cost of sales was kEUR 5,021 for the fourth quarter of 2016 compared to kEUR 6,615 for the fourth quarter of 2015.

Gross profit was kEUR 1,254 in the fourth quarter of 2016 compared to kEUR 1,666 in the fourth quarter of 2015.

Gross profit for our Systems segment decreased to kEUR 379 in the fourth quarter of 2016 from kEUR 2,003 in the fourth quarter of 2015. The gross profit margin for this segment decreased to 9.6% in the fourth quarter of 2016 compared to 40.9% in the fourth quarter of 2015.  The decrease resulted mainly from an allowance for slow-moving inventory amounting to kEUR 954 which was recognized in cost of sales.

Gross profit for our Services segment increased to kEUR 875 in the fourth quarter of 2016 from kEUR -337 in the fourth quarter of 2015. The gross profit margin for this segment increased to 37.4% in the fourth quarter of 2016 from -10.0% in the fourth quarter of 2015. This was mainly related to the negative gross profit and gross profit margin contribution from voxeljet UK in the fourth quarter of 2015, when the subsidiary was restructured.   The gross profit and gross profit margin contribution from voxeljet America significantly improved. This was partially offset by a slightly lower contribution from the German operation in both gross profit and gross profit margin as a result of a lower utilization ratio.

Selling expenses were kEUR 1,638 for the fourth quarter of 2016 compared to kEUR 1,975 in the fourth quarter of 2015. The decrease of kEUR 337 was the result of lower selling expenses of voxeljet UK following the restructuring, after which the headcount of the UK sales force decreased from ten employees in the fourth quarter of 2015 to two employees in the fourth quarter of 2016.

Administrative expenses were kEUR 1,200 for the fourth quarter of 2016 compared to kEUR 1,145 in the fourth quarter of 2015 and therefore almost remained unchanged.

Research and development (“R&D”) expenses increased to kEUR 1,840 in the fourth quarter of 2016 from kEUR 808 in the fourth quarter 2015. The increase of kEUR 1,032 was partly due to the headcount increase from 43 employees in the fourth quarter of 2015 to 56 employees in the current quarter. Furthermore expenses for materials and external services related to various projects significantly increased by kEUR 401 and kEUR 65, respectively in the fourth quarter of 2016 compared to last year’s same period.

Other operating expenses in the fourth quarter of 2016 were kEUR 35 compared to kEUR 497 in the prior year period. In the last year’s fourth quarter other operating expenses included costs related to the repositioning of voxeljet UK, amounting to kEUR 342 for the transfer of certain employees and kEUR 129 for disposal of goodwill.

Other operating income was kEUR 569 for the fourth quarter of 2016 compared to kEUR 436 in the fourth quarter of 2015. The increase was mainly due to higher gains from foreign currency transactions.

The increase of gains from foreign currency transactions was primarily driven by the valuation of the intercompany loans granted by the parent company to our US subsidiary. The loans are denominated in USD. The impact from foreign currency transactions related to the intercompany loans granted to our UK subsidiary was not significant in the fourth quarter of 2016. The loans to voxeljet UK are denominated in GBP.

Operating loss was kEUR 2,890 in the fourth quarter of 2016, compared to an operating loss of kEUR 2,323 in the comparative period in 2015.  The increase is mainly due to lower gross margin from both the Systems and the Services segment. Additionally the research and development expenses significantly increased. This was partially offset by the decline regarding selling expenses as well as other operating expenses.

Financial result was a  negative of kEUR 71 in the fourth quarter of 2016, compared to a negative financial result of kEUR 108 in the comparative period in 2015 and therefore almost remained unchanged.

Net loss for the fourth quarter of 2016 was kEUR 2,961 or EUR 0.80 per share, as compared to net loss of kEUR 2,431, or EUR 0.65 per share, in the fourth quarter of 2015.

Based on a conversion rate of five American Depositary Shares (“ADSs”) per ordinary share, net loss is EUR 0.16 per ADS for the three months ended December 31,2016,  compared to EUR 0.13 from the comparative period of 2015.

Year Ended December 31, 2016 Results

Revenues for the year ended December 31, 2016 decreased by 7.2% to kEUR 22,338 compared to kEUR 24,064 in the prior year period.

Systems revenues were kEUR 13,081 year ended December 31, 2016 compared to kEUR 11,113 in last year’s period. The Company sold fifteen new and three used and refurbished 3D printers during the year ended December 31, 2016 compared to fourteen new and four used and refurbished 3D printers in the prior year period. Systems revenues represented 58.6% of total revenue for the year ended December 31, 2016 compared to 46.2% for the same period a year ago.

Services revenues were kEUR 9,257 for the year ended December 31, 2016 compared to kEUR 12,951 for the same period last year. This decrease was mainly due to the lower revenue contribution from our subsidiary voxeljet UK that amounted to kEUR 769 in 2016 compared to kEUR 4,669 in 2015. Moreover, revenue contribution from the German operation for 2016 was kEUR 1,342 lower than in the last year’s same period due to lower market demand. This decrease was partially offset by a significantly higher revenue contribution by voxeljet America that increased to kEUR 2,032 compared to kEUR 532 in 2015.

Cost of sales for the year ended December 31, 2016 was kEUR 15,435, a decrease of kEUR 1,712, or 10% compared to cost of sales amounting to kEUR 17,147 for the same period in 2015.

Gross profit and gross margin for the year ended December 31, 2016 were kEUR 6,903 and 30.9%, respectively, compared to kEUR 6,917 and 28.7% in the prior year period.

Gross profit for our Systems segment decreased to kEUR 3,197 for the year ended December 31, 2016 from kEUR 3,849 in the same period of 2015. The gross profit margin for this segment decreased to 24.4% compared to 34.6% for the prior period. This decrease is mainly due to an allowance for slow-moving inventory of kEUR 954 which was recognized within cost of sales in 2016.

Gross profit for our Services segment increased to kEUR 3,706 for the year ended December 31, 2016 from kEUR 3,068 in the same period of 2015. The gross profit margin for this segment increased to 40.0% from 23.7%. The gross profit margin improved as in the year 2015 we recognized kEUR 2,663 related to the restructuring of voxeljet UK within cost of sales. In addition, the higher utilization rates regarding voxeljet America improved gross profit and gross profit margin within this segment. This was partially offset by a slight decline regarding gross profit and gross profit margin contribution from the German operation.

Selling expenses were kEUR 5,312 for the year ended December 31, 2016 compared to kEUR 6,922 in the same period in 2015, a decrease of kEUR 1,610, or 23.3%. Administrative expenses decreased by kEUR 615 to kEUR 4,563 for the year ended December 31, 2016 from kEUR 5,178 in the prior year period. The decrease of selling expenses and administrative expenses was mainly due to the restructuring of voxeljet UK, which provided significant cost savings.

Research and development expenses slightly increased to kEUR 5,683 for the year ended December 31, 2016 from kEUR 5,470 in the same period in 2015, an increase of kEUR 213, or 3.9%.

Other operating expenses for the year ended December 31, 2016 were kEUR 3,881 compared to kEUR 888 in the prior year period.  This was mainly due to the impairment of goodwill of kEUR 1,130 related to our UK operations and impairment of trade receivables from our most significant customer in UK amounting to kEUR 293, as well as foreign currency losses amounting to kEUR 2,077 compared to kEUR 210 in the same period in 2015.

The significant gains and losses from foreign currency transactions were primarily driven by the valuation of the intercompany loans granted by the parent company to our UK and US subsidiaries. The loans are denominated in GBP and USD, respectively.

Other operating income was kEUR 1,417 for the year ended December 31, 2016 compared to kEUR 2,130 in the prior year period. The decrease was mainly due to lower gains from government grants  amounting to kEUR 75 compared to

kEUR 322 in comparative period and lower gains from foreign currency transactions of kEUR 645 compared to kEUR 863 in 2015.

Net loss for the year ended December 31, 2016 was kEUR 11,313, or EUR 3.04 per share, as compared to net loss of kEUR 9,594, or EUR 2.58 per share in the prior year period. This is based on a weighted average number of ordinary shares outstanding of 3.720 million for the full year ended December 31, 2016. Compared to the last year’s same period, the number of ordinary shares outstanding was unchanged.

Based on a conversion rate of five ADSs per ordinary share, net loss was EUR 0.61 per ADS for the year ended December 31, 2016 compared to net loss of EUR 0.52 per ADS in the prior year period.

Business Outlook

Our revenue guidance for the first quarter of 2017 is in the range of kEUR 4,250 to kEUR 4,750. We expect to release our financial results for the first quarter of 2017 after the closing of the financial markets on Thursday, May 11, 2017 and host a conference call and webcast to review the results for the quarter on Friday, May 12, 2017 at 8:30 a.m. Eastern Time.

We reaffirm our guidance for the full year ended December 31, 2017.

-	Revenue is expected to be in the range of kEUR 26,000 and kEUR 28,000
-	Gross margin is expected to be above 40%
-

Operating expenses for the full year are expected as follows: SG&A expenses in the range of kEUR 9,250 and kEUR 10,250 and R&D expenses to be approximately kEUR 4,750 to kEUR 5,750. Depreciation and amortization expense is expected to be between kEUR 3,000 and kEUR 4,000.

-	EBITDA is expected to be neutral-to-positive in 2017
-	Capital expenditures are projected to be in the range of kEUR 8,000 to kEUR 9,000, which primarily includes ongoing investments in our global subsidiaries.

Our total backlog of 3D printer orders at December 31, 2016 was kEUR 3,784, which represents five 3D printers. This compares to  a backlog of kEUR 5,613 representing nine 3D printers, at December 31, 2015. As production and delivery of our printers is generally characterized by lead times ranging between three to nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer as well as the timing of customers’ requested deliveries.

At December 31, 2016, we had cash and cash equivalents of kEUR 7,849 and held kEUR 12,579 of investments in bond funds and a note receivable, both of which are included in current financial assets on our consolidated statements of financial position.

Webcast and Conference Call Details

The company will host a conference call and webcast to review the results for the quarter and full year on Friday, March 31, 2017 at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or 1-201-493-6725 for international, Conference Title “voxeljet AG Fourth Quarter and Full Year 2016 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-844-512-2921 or 1-412-317-6671, Replay Conference ID number 13657423. The recording will be available for replay through April 7, 2017.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://event.webcasts.com/starthere.jsp?ei=1134324 at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Exchange rate

This press release contains translations of certain U.S. dollar amounts into euros at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from U.S. dollars to euros in this press release were made at a rate of USD 1.0541 to EUR 1.00, the noon buying rate of the Federal Reserve Bank of New York for the euro on December 31, 2016.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director, Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Year Ended December 31,
	2016	2015
	(€ in thousands)
Current assets	37,506	46,550
Cash and cash equivalents	7,849	2,086
Financial assets	12,579	31,746
Trade receivables	4,133	3,348
Inventories	11,213	7,841
Income tax receivables	8	54
Other assets	1,724	1,475

Non-current assets	24,633	23,570
Financial assets	211	206
Intangible assets	842	627
Goodwill	--	1,273
Property, plant and equipment	23,521	21,383
Other assets	59	81

Total assets	62,139	70,120

	Year Ended December 31,
	2016	2015
	(€ in thousands)
Current liabilities	5,517	6,402
Deferred income	332	472
Trade payables	1,765	1,759
Financial liabilities	1,297	1,150
Other liabilities and provisions	2,123	3,021

Non-current liabilities	5,086	2,249
Deferred income	177	397
Deferred tax liabilities	1	1
Financial liabilities	4,817	1,291
Other liabilities and provisions	91	560

Equity	51,536	61,469
Subscribed capital	3,720	3,720
Capital reserves	75,827	75,671
Accumulated deficit	(28,971)	(17,684)
Accumulated other comprehensive loss	873	(238)
Equity attributable to the owners of the company	51,449	61,469
Non-controlling interests	87	---

Total equity and liabilities	62,139	70,120

voxeljet AG
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Quarter Ended December 31, (unaudited)		Year Ended December 31,
	2016	2015	2016	2015
	(€ in thousands, except share and share data)
Revenues	6,275	8,281	22,338	24,064
Cost of sales	(5,021)	(6,615)	(15,435)	(17,147)
Gross profit	1,254	1,666	6,903	6,917
Selling expenses	(1,638)	(1,975)	(5,312)	(6,922)
Administrative expenses	(1,200)	(1,145)	(4,563)	(5,178)
Research and development expenses	(1,840)	(808)	(5,683)	(5,470)
Other operating expenses	(35)	(497)	(3,881)	(888)
Other operating income	569	436	1,417	2,130
Operating loss	(2,890)	(2,323)	(11,119)	(9,411)
Finance expense	(95)	(74)	(230)	(277)
Finance income	24	(34)	38	158
Financial result	(71)	(108)	(192)	(119)
Loss before income taxes	(2,961)	(2,431)	(11,311)	(9,530)
Income tax benefit (expense)	--	--	(2)	(64)
Loss	(2,961)	(2,431)	(11,313)	(9,594)
Other comprehensive income (loss)	(99)	(22)	1,111	(237)
Total comprehensive loss	(3,060)	(2,453)	(10,202)	(9,831)

Loss attributable to:
Owner of the Company	(2,955)	(2,431)	(11,287)	(9,594)
Non-controlling interests	(6)	--	(26)	--
	(2,961)	(2,431)	(11,313)	(9,594)

Total comprehensive loss attributable to:
Owner of the Company	(3,054)	(2,453)	(10,176)	(9,831)
Non-controlling interests	(6)	--	(26)	--
	(3,060)	(2,453)	(10,202)	(9,831)

Weighted average number of ordinary shares outstanding	3,720,000	3,720,000	3,720,000	3,720,000
Loss per share - basic/ diluted (EUR)	(0.80)	(0.65)	(3.04)	(2.58)

voxeljet AG
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2016	2015
	(€ in thousands)
Cash Flow from operating activities
Loss for the period	(11,313)	(9,594)
Depreciation and amortization	2,542	2,982
Foreign currency exchange differences on loans to subsidiaries	1,092	(24)
Impairment losses on goodwill and intangible assets	1,130	818
Equity-settled share-based payment transaction in relation to the establishment of a subsidiary with non-controlling interest	256	--
Impairment losses on trade receivables	367	--
Impairment losses on inventories	954	1,118
Proceeds from customer loans	10	1,091
Changes in deferred income taxes	--	(67)
Loss on disposal of assets	46	71

Change in working capital	(8,422)	(8,369)
Trade and other receivables, inventories and current assets	(6,784)	(8,494)
Trade payables	(27)	(584)
Other liabilities and provisions and deferred income	(1,657)	698
Income tax payable/receivables	46	11
Total	(13,338)	(11,974)

Cash Flow from investing activities

Proceeds from disposal of property, plant and equipment and intangible assets	14	427
Payments to acquire property, plant and equipment and intangible assets	(3,700)	(1,402)
Net proceeds from disposal of (payments to acquire) financial assets	19,152	8,156
Total	15,466	7,181

Cash Flow from financing activities

Repayment from bank overdrafts and lines of credit	(159)	(64)
Repayment of sale and leaseback obligation	(535)	(816)
Repayment of finance lease obligation	(36)	(16)
Proceeds (repayment) of long-term debt	4,346	(203)
Total	3,616	(1,099)

Net increase (decrease) in cash and cash equivalents	5,744	(5,892)

Cash and cash equivalents at beginning of period	2,086	8,031
Changes to cash and equivalents due to foreign exchanges rates	19	(53)
Cash and cash equivalents at end of period	7,849	2,086

Supplemental Cash Flow Information
Interest paid	201	250
Interest received	39	123
Income taxes paid	2	--

Property, plant and equipment and intangible assets added under finance lease	57	43

Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Quarter Ended December 31, (unaudited)		Year Ended December 31,
	2016	2015	2016	2015
	(€ in thousands, except gross profit margin)
Revenues
Systems	3,934	4,902	13,081	11,113
Services	2,341	3,379	9,257	12,951
Total revenues	6,275	8,281	22,338	24,064

Cost of sales
Systems	(3,555)	(2,899)	(9,884)	(7,264)
Services	(1,466)	(3,716)	(5,551)	(9,883)
Total cost of sales	(5,021)	(6,615)	(15,435)	(17,147)

Gross profit
Systems	379	2,003	3,197	3,849
Services	875	(337)	3,706	3,068
Total gross profit	1,254	1,666	6,903	6,917

Gross profit margin (%)
Systems	9.6%	40.9%	24.4%	34.6%
Services	37.4%	-10.0%	40.0%	23.7%
Total gross profit margin (%)	20.0%	20.1%	30.9%	28.7%